Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES SECOUND QUARTER RESULTS FOR 2013

Tel Aviv, Israel, August 30, 2013, Elbit Imaging Ltd. (NASDAQ: EMITF) ("Elbit") announced today its results for the second quarter of 2013.

Consolidated Income revenues and gains for the three months period ended June 30, 2013 amounted to NIS 124 million ($ 34 million) compared to NIS 132 million in the corresponding period in 2012.

Revenues from hotels operations and management amounted to NIS 55 million ($ 15 million) in Q2 2013 and in Q2 2012.

Costs and expenses of hotels operations and management amounted to NIS 47 million ($ 13 million) in Q2 2013 compared to NIS 49 million in Q2 2012.

Revenues from the sale of fashion retail amounted to NIS 37 million ($ 10 million) in Q2 2013 compared to NIS 32 million in Q2 2012. The increase is mainly attributable to increase in revenue from same store.

Cost of fashion retail amounted to NIS 35 million ($ 10 million) in Q2 2013 compared to NIS 32 million in Q2 2012. The increase resulted from the increase in the revenue as aforementioned.

Rental income from commercial centers amounted to NIS 32 million ($ 9 million) in Q2 2013 compared to NIS 37 million in Q2 2012. The decrease is mainly attributable to the decreses in Fantasy Park operation.

Cost of commercial centers amounted to NIS 27 million ($ 8 million) in Q2 2013 compared to NIS 36 million in Q2 2012. The decrease is resulted from decreses in Fantasy Park operation as aforementioned and to increasing efficiency during 2013 in PC general and administrative expenses.

General and administrative expenses amounted to NIS 15 million ($ 4 million) in Q2 2013 compared to NIS 10 million in Q2 2012. The increase in mainly attributable to expenses relating to the Arrangement of the Company's unsecured financial debt.

Share in losses of associated, net amounted to NIS 33 million ($ 9 million)  compared to Income of NIS 7 million ($ 2 million) in the corresponded period. Such losses in Q2 2013 are  mainly attributable to  the sale of project in India in the total loss of NIS 25 million ($ 7 million)  and NIS 6 million ($ 2 million)  relating to the operations of  Insightec.

Financial expenses, net amounted to NIS 75 million ($ 21 million) in Q2 2013 compared to NIS 65 million in Q2 2012. The increase of NIS 10 million relates mainly to the following:

(I)
An increase in the amount of NIS 35 million ($ 10 million) in noncash expenses, as a result of changes in fair value of financial instruments (mainly Plaza Centers' debentures, call transactions, other derivatives and marketable securities, which are measured at fair value through profit and loss).

Offset by:

(II)
A decrease in the amount of NIS 8 million ($ 2 million) in interest and CPI- linked borrowing expenses, net, attributable mainly to decrease in the Israeli consumer price index, to which our and some of PC’s notes are linked (0.7% in Q2 2013, compared to 1.25% in Q2 2012).

(III)
A decrease in the amount of NIS 17 million ($ 5 million) in exchange rate differences mainly attributable to changes in the exchange rate between the Euro ans NIS on PC’s notes, which are recorded in NIS and are measured in EURO.

Write-down and other expenses, net amounted to NIS 360 million ($ 100 million) in Q2 2013 compared to income in the amount of NIS 4 million in Q2 2012. The write down and other expenses in Q2 2013 is attributable to the write-down in PC’s trading property and held for sale investment property  in Eastern Europe in the amount of NIS 309 million ($ 85 million), as well as impairment of certain assets in the hotel division in the amount of NIS 33 ($ 9 million) and impairment of goodwill related to our operations in Varcode. and

Loss before tax benefits amounted to NIS 469 million ($ 130 million) in Q2 2013 compared to NIS 49 million in Q2 2012.

Tax benefits amounted to NIS 4 million ($ 1 million) in Q2 2013 compared to NIS 9 million in Q2 2012.

Loss from continuing operations amounted to NIS 472 million ($ 130 million) in Q2 2013 compared to NIS 57 million in Q2 2012.

Income from discontinued operations, net, amounted to NIS 1 million ($ 0.28 million) in Q2 2013 compared to loss in the amount of NIS 88 million in Q2 2012. Such amount is attributed in Q2 2012 to our U.S investment properties operation which was sold during 2012 and to the results of Insightec operation due to loss of control in 2012.

Loss for the period attributable to equity holders of the Company amounted to NIS 333 million ($ 92 million) in Q2 2013 compared to NIS 150 million in Q2 2012. Total loss for the period in Q2 2013 amounted to NIS 471 million ($ 130 million) compared to NIS 145 million in Q2 2012.

Shareholders' equity as of June 30, 2013 amounted to NIS 614 million ($ 170 million) (out of which Shareholders' deficiency in the amount to NIS 283 million ($ 78 million) is attributed to the controlling interest).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and our relationship with our employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the risk that the proposed arrangement of the Company's unsecured financial debt (the "Arrangement") will not be approved by all the applicable stakeholders of the Company, the Tel Aviv District Court or others, that challenges by third parties or other events outside the control of the Company could delay the implementation of the Arrangement and result in its termination, and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Shimon Yitzhaki	Mor Dagan
Chairman of the Board of Directors	Investor Relations
Tel: +972-3-608-6048	Tel: +972-3-516-7620
shimony@elbitimaging.com	mor@km-ir.co.il

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2 0 1 3	2 0 1 2	2 0 1 3
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	622,991	528,251	172,192
Short-term deposits and investments	104,087	321,898	28,769
Trade accounts receivables	46,271	44,788	12,789
Other receivables	74,993	117,032	20,728
Prepayments and other assets	15,695	67,436	4,339
Inventories	18,490	13,775	5,110
	882,527	1,093,180	243,927
Held for sale investment property	52,151	-	14,414
	934,678	1,093,180	258,341

Non-Current Assets
Trading property	2,969,056	(*) 3,387,943	(*) 820,635
Deposits, loans and other long-term balances	43,337	57,005	11,978
Investments in associates	696,556	893,064	192,525
Property, plant and equipment	1,106,842	1,180,977	305,927
Investment property	-	71,293	-
Other assets and deferred expenses	49,051	12,467	13,557
Intangible assets	7,547	46,718	2,086
	4,872,389	5,649,467	1,346,708

	5,807,067	6,742,647	1,605,049

Current Liabilities
Short-term credits	3,598,522	(*) 1,500,256	(*) 994,616
Suppliers and service providers	52,910	70,494	14,624
Payables and other credit balances	203,308	132,588	56,193
Other liabilities	19,130	95,070	5,287
	3,873,870	1,798,408	1,070,720
Liabilities associated with assets held for sale	16,092	-	4,448
	3,889,962	1,798,408	1,075,168

Non-Current liabilities
Borrowings	1,102,538	3,416,501	304,737
Other financial liabilities	7,268	11,250	2,009
Other liabilities	87,102	14,154	24,075
Deferred taxes	106,624	113,225	29,470
	1,303,532	3,555,130	360,291

Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	(283,242)	288,630	(78,288)
Non controlling Interests	896,815	1,100,479	247,878
	613,573	1,389,109	169,590

	5,807,067	6,742,647	1,605,049

(*) see note 3A

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	-	-	-	-	67,594	-
Revenues from hotels operation and management	102,570	101,987	54,902	54,659	206,746	28,350
Revenues from fashion merchandise and other	65,813	73,521	36,603	32,185	144,141	18,190
Total revenues	168,383	175,508	91,505	86,844	418,481	46,540
Gains and other
Rental income from Commercial centers	68,993	69,285	32,278	37,190	147,185	19,069
Gain from changes of shareholding in investees	-	7,801	-	7,801	9,368	-
Gain from sale of real estate assets	-	53,875	-	-	53,875	-
Total income revenues and gains	237,376	306,469	123,783	131,835	628,909	65,609

Expenses and losses
Hotels operation and management	92,466	93,004	47,366	48,992	186,760	25,557
Cost of fashion merchandise and others	64,768	82,553	35,067	31,889	154,220	17,902
Commercial centers	56,543	72,270	26,503	35,696	213,367	15,628
General and administrative expenses	30,766	24,640	15,413	10,480	48,771	8,503
Share in losses of associates, net	66,531	9,868	33,259	(7,124)	102,127	18,391
Financial expenses (income) , net	142,943	180,046	74,561	65,091	209,593	39,509
Write down, charges and other expenses(income), net	366,246	14,141	360,331	(4,331)	302,095	101,229
	820,263	476,522	592,500	180,693	1,216,933	226,719

Loss before tax benefits	(582,887)	(170,053)	(468,717)	(48,858)	(588,024)	(161,110)
Income tax expenses (tax benefits)	(1,566)	(1,369)	3,639	8,596	(9,212)	(433)
Loss from continuing operations	(581,321)	(168,684)	(472,356)	(57,454)	(578,812)	(160,677)
Profit (loss) from discontinued operation, net	(3,260)	(107,734)	951	(88,012)	94,826	(901)
Loss for the period	(584,581)	(276,418)	(471,405)	(145,466)	(483,986)	(161,578)

Attributable to:
Equity holders of the Company	(432,570)	(243,895)	(333,292)	(149,725)	(315,747)	(119,563)
Non controlling interest	(152,011)	(32,523)	(138,113)	4,259	(168,239)	(42,015)
	(584,581)	(276,418)	(471,405)	(145,466)	(483,986)	(161,578)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 3	2 0 1 2	2 0 1 3	2 0 1 2	2 0 1 2	2 0 1 3
	(in NIS thousands)					Convenience
						translation
						US$'000

Loss for the period	(584,581)	(276,418)	(471,405)	(145,466)	(483,986)	(161,578)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(204,222)	(85,992)	(72,700)	(75,949)	(56,586)	(56,447)
Gain (loss) from cash flow hedge	4,169	(7,181)	1,164	(16,023)	(12,088)	1,152
Gain from available for sale investments	3,823	2,117	(72)	(3,520)	10,044	1,057
Loss on hedging instruments designated in hedges of the net assets of foreign operations	-	38,642	-	38,642	37,971	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	(27,798)	-	(27,798)	(102,035)	-
	(196,230)	(80,212)	(71,108)	(84,648)	(122,694)	(54,238)

Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	-	408,484	-	(2,573)	409,014	-

Other Comprehensive income (loss)	(196,230)	328,272	(71,108)	(87,221)	286,320	(54,238)

Comprehensive income (loss)	(780,811)	51,854	(542,513)	(232,687)	(197,666)	(215,816)

Attributable to:
Equity holders of the Company	(572,483)	43,246	(390,880)	(201,271)	(70,813)	(158,235)
Non controlling interests	(208,328)	8,608	(151,633)	(31,416)	(126,853)	(57,581)
	(780,811)	51,854	(542,513)	(232,687)	(197,666)	(215,816)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance - January 1, 2012	38,059	864,811	(223,676)	-	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870
The effect of initial application of new standard (IFRS 11)	-	-	-	-	-	-	-	-	-	-	(9,031)	(9,031)
Loss for the year	-	-	-	-	-	-	(315,747)	(315,747)	-	(315,747)	(168,239)	(483,986)
Other comprehensive income (loss)	-	-	34,738	(**)190,690	-	(124,909)	(***)144,415	244,934	-	244,934	41,386	286,320
Transaction with non controlling interest	-	-	(9,954)	-	-	-	-	(9,954)	-	(9,954)	12,583	2,629
Reclassification of a derivative (option) to equity following change in terms	-	-	7,193	-	-	-	-	7,193	-	7,193	-	7,193
Stock-based compensation expenses	-	-	-	-	2,174	399	-	2,573	-	2,573	44,540	47,113
Balance - December 31, 2012	38,059	864,811	(191,699)	190,690	49,835	(553,627)	59,081	457,150	(168,521)	288,629	1,100,479	1,389,108
Loss for the period	-	-	-	-	-	-	(432,570)	(432,570)	-	(432,570)	(152,011)	(584,581)
Other comprehensive income (loss)	-	-	8,048	(4,962)	-	(147,957)	4,962	(139,909)	-	(139,909)	(56,321)	(196,230)
Stock-based compensation expenses	-	-	-	-	608	-	-	608	-	608	4,668	5,276
Balance - June 30, 2013	38,059	864,811	(183,651)	185,728	50,443	(701,584)	(368,527)	(114,721)	(168,521)	(283,242)	896,815	613,573

(*)	includes transactions with non-controlling interest reserve and hedging reserve.
(**)	Net of related tax expenses in the amount of NIS 61 million.
(***)	Net of related tax expenses in the amount of NIS 45 million.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand US $)

Balance - December 31, 2012	10,519	239,030	(52,985)	52,706	13,774	(153,020)	16,330	126,354	(46,579)	79,775	304,167	383,942
Loss for the period	-	-	-	-	-	-	(119,563)	(119,563)	-	(119,563)	(42,015)	(161,578)
Other comprehensive income (loss)	-	-	2,223	(1,371)	-	(40,895)	1,371	(38,672)	-	(38,672)	(15,566)	(54,238)
Stock-based compensation expenses	-	-	-	-	168	-	-	168	-	168	1,289	1,457
Balance - June 30, 2013	10,519	239,030	(50,762)	51,335	13,942	(193,915)	(101,859)	(31,709)	(46,579)	(78,288)	247,878	169,590

(*)           includes transactions with non-controlling interest reserve and hedging reserve.